Related Party Purchase Agreement

This Agreement is entered into on this 26th day of March, 2010, between William Von Schneidau, the 100% owner of W K Inc., a privately held Washington corporation (the “Seller”), and Reshoot & Edit, a publicly traded Nevada corporation (the “Buyer”), collectively referred to hereafter as the “Parties”.

RECITALS

WHEREAS, William Von Schneidau, sole owner of W K Inc., desires to sell 100% ofhis ownership interest in W K Inc., a privately held Washington corporation, and Reshoot & Edit, a publicly traded Nevada corporation desires to buy 100% of said ownership of W K Inc.  The Parties hereto agree that the transaction will be treated as an acquisition of W K Inc., as a wholly owned operating subsidiary of Reshoot & Edit.  The public company will change its name and implement a forward stock split subsequent to the acquisition of W K Inc., as a wholly owned operating subsidiary;

WHEREAS, Reshoot & Edit is a publicly traded company listed on the OTC-Bulletin Board under the trading symbol: RSOO.  RSOO is controlled by J'Amy Owens, the President, Director and majority shareholder of Reshoot & Edit.  Ms. Owens helped found the business with Mr. Von Schneidau in May of 2009, although she has never been an officer, director or shareholder of W K Inc.  Mr. Von Schneidau will purchase a portion of Ms. Owens’ RSOO shares in a private purchase transaction subsequent to the execution of this Agreement, thus resulting in this Agreement being defined as a related party transaction; and

WHEREAS, the Parties agree that the acquisition of W K Inc., by the public company will result in the best opportunity for the business to implement its business plan and achieve success through additional financing which would not otherwise be available to W K Inc., as a private company, and also offer the best potential returns for its shareholders, including Ms. Owens and Mr.Von Schneidau.

Background

1.  W K Inc., doing business under the name of “Bill The Butcher”, was originally organized in the State of Washington on or about May 27, 2009, by co-founders J'Amy Owens and William Von Schneidau.  Mr. Von Schneidau is the sole officer, director and 100% owner of W K Inc., and has been since its inception.

2.  Reshoot & Edit was originally organized in the State of Nevada on or about August 23, 2006.  On October 7, 2009, J'Amy Owens, acquired majority control of Reshoot & Edit through the purchase of 3,710,000 shares of Reshoot & Edit’s unregistered common stock.  Her ownership in Reshoot & Edit represents approximately 65 percent of the issued and outstanding equity ownership in the Company.

3.  W K Inc. currently has a single retail store in Woodinville, Washington, operating under the "Bill The Butcher" trade name.  This retail store sells U.S. sourced and ethically raised meat, free range poultry and wild seafood in the State of Washington.  The Company's product line also includes specialties such as custom marinades, dry rubs and carved-to-order dry aged beef.

4.  In the principles of voluntariness, fairness and good faith and upon adequate due diligence, the Parties have entered into this Agreement with the following terms and conditions.

Article 1 – Sale of 100% of W K Inc., Equity Interest to Reshoot & Edit

1.1    William Von Schneidau agrees, in accordance with the provisions hereof, to sell all of his ownership interest in W K Inc. to Reshoot & Edit.Mr. Von Schneidau’s ownership interest in W K Inc. represents an undivided 100% of the equity in W K Inc.

1.2    The purchase price for all of the W K Inc. equity interest held by Mr. Von Schneidau shall be USD$10.00, which shall be paid by Reshoot & Edit to Mr. Von Schneidau in the form of cash or its equivalent, to be paid at or prior to the time of execution of this Agreement by the Parties hereto. The Parties acknowledge receipt and acceptance of good and valuable consideration paid to William Von Schneidau for purchase of W K Inc. by Reshoot & Edit, the sufficiency of which is deemed adequate as between the Parties.

1.3    Such acquisition price was determined by the Parties after a due diligence evaluation of the transaction and the enhanced potential of the “Bill the Butcher” business operating as a wholly owned subsidiary of a publicly traded company, with anticipated advantages in obtaining additional financing for operations and expansion of the “Bill the Butcher” retail operations and the potential benefits to shareholders of a public company, including Ms. Owens and Mr. Von Schneidau, who will continue to operate the business as a wholly owned subsidiary of the public holding company.

Article 2 - Acknowledgment and Analysis of Related Party Transaction

2.1    The Parties acknowledge that this transaction is considered a “Related Party Transaction” in that it involves a contract between two corporate entities that are under the common control of Ms. Owens and Mr. Von Schneidau, and which will result in the combined business operations of W K Inc., as a wholly owned operating subsidiary of Reshoot & Edit, both under common management and control of Ms. Owens and Mr. Von Schneidau.  For purposes of this transaction, the Parties have considered the viable alternatives and options to both entities and have considered the implications and fairness of a related party transaction, in light of the business judgment doctrine and corporate opportunity doctrine and have determined that the business emanating from this Related Party contract shall benefit the shareholders of both entities and shall afford the best opportunity for the future prospects of both W K Inc., and Reshoot & Edit, which are essentially being combined into a single business under the “Bill the Butcher” brand and business plan.  The Parties acknowledge and agree that there shall be no dissenters rights under this Agreement (there being only one shareholder of W K, Inc., the acquired entity) and the Parties do not intend to file Articles of Exchange or Articles of Merger with the Nevada Secretary of State, because the transaction is not being treated as a share exchange or merger, but rather as an acquisition for cash by Reshoot & Edit, of all of the shares of W K Inc., with both entities surviving the transaction.

Article 3 - Passing of Equity Interests

3.1    For the purpose of attending to the formalities, the Parties agree to execute all necessary documents in a timely manner.

3.2  The closing of the equity transfer to Reshoot & Edit shall be completed upon the passing of the ownership interests in W K Inc. to the Buyer, which shall be deemed effective upon the execution of this Agreement.

Article 4 - Special Covenants on Debts of W K Inc.

4.1    The Parties confirm that W K Inc. has provided Reshoot & Edit with audited financials that accurately disclose the assets and liabilities of W K Inc.

4.2    The Seller confirms W K Inc. has no outstanding liabilities which have not been reported on its audited financial statements for December 31, 2009, except as incurred in the ordinary course of business.

Article 5 - Handing-over

5.1    Seller agrees, after receiving payment in full from the Buyer, that he will hand-over to the Buyer the ownership interest in, and assets of W K Inc., along with all personal property owned by W K Inc.

5.2    During the transitional period, the Seller agrees that he shall not dispose of the tangible or intangible assets of W K Inc.

Article 6  - Seller’s Representations and Warranties

6.1    Seller represents that he has the authority to enter into this Agreement and the capacity to sell the 100% ownership interest in W K Inc.

6.2    Seller represents that W K Inc. was first organized in the State of Washington on or about May 27, 2009.

6.3    Seller represents that he owns an undivided 100% of the equity interest in W K Inc.  Furthermore, Seller represents and warrants that said ownership interest is held free and clear of any and all liens, claims and encumbrances and that there exists no pledge or any other adverse right by any third party, nor any other restriction or limitation on the transfer of W K Inc., to Reshoot & Edit.

6.4    Seller agrees to maintain the ordinary operations of W K Inc., doing business as “Bill the Butcher”, and to assure its assets and liabilities are not transferred or disposed of without consent from the Buyer, and to assure the debts and liabilities of W K Inc. are not to increase.

Article 7 -  Buyer’s Representations and Warranties

7.1    Buyer represents that it has the authority to enter into this Agreement and has the capacity to buy the ownership interest in W K Inc.

7.2    Buyer undertakes to actively cooperate with the Seller in attending the relevant handing-over issues and to provide in a timely manner, the true and complete documents required by the Parties to complete and perfect this equity transfer.

Article 8 -  Confidentiality Obligation

The Parties hereto agree that the content of this Agreement and any document, materials and information obtained from the other Party under any provision of this Agreement (“Confidential Information”) shall be kept in confidentiality by the Parties and shall not be disclosed to a third party without consent from the providing Party, except the disclosure by either Party as per the requirement of applicable law, government authority or stock exchange.  The Parties shall procure the professionals retained by them to comply with this provision and shall bear the liabilities in relation to the obligations of such professionals to comply with this provision.

Article 9 - Breach of Agreement Liabilities

9.1    Where either of the Parties unilaterally terminates this Agreement without a legitimate reason, such Party shall pay the other Party damages in an amount reasonable incidental fees incurred.  There are no expectation, consequential or liquidated, damages associated with the breach of this Agreement.

Article 10 - Force Majeure

10.1    Under the premise that neither of the Parties is at fault, the inability to perform all or part of the obligations under this Agreement shall not be deemed as a breach, provided that all necessary measures shall be taken to reduce or eliminate the losses caused by the force majeure event to the extent possible.

10.2    Neither of the Parties shall bear responsibilities in relation to the losses suffered by or expenses increased to the other Party due to the force majeure event.

Article 11 - Effect, Amendment and Termination of Agreement

11.1    Upon execution by the legal representative(s) or authorized representative(s) of the Parties, this Agreement shall take effect and be legally binding on the Parties.

11.2    Upon this Agreement taking effect, unless otherwise agreed by the Parties in consensus, neither of the Parties may amend the same unilaterally; any amendment to or modification of this Agreement shall take effect only after being confirmed by the Parties in written form.

Article 12 - Applicable Law

12.1    The conclusion, performance and interpretation of this Agreement shall be governed by Nevada law.

12.2    Where any provision of this Agreement is in conflict with any law or regulation currently effective, such provision shall be void.  The voidance of any provision shall not affect the effect of other provisions or this Agreement as a whole.  The Parties hereto shall agree on a new provision to supercede such void provision.

Article 13 - Miscellaneous

13.1    In the event of any issue not provided for herein, the Parties shall settle the same through good faith consultations.

13.2    The invalidity or unenforceability of any particular provision of this agreement shall not affect or limit the validity or enforceability of the remaining provisions of this agreement.

13.3    This agreement constitutes the entire agreement and understanding between the parties with respect to the subject matters herein and supersedes and replaces any prior agreements and understandings, whether oral or written, between them with respect to such matters.

13.4    This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above mentioned.

Seller:	Buyer:

/s/ William Von Schneidau	/s/ J’Amy Owens
By: William Von Schneidau	By: J’Amy Owens
Owner W K Inc.	Reshoot & Edit, President and Dir.